August 20, 2024

Via Edgar Transmission

Mr. Patrick Fullem / Ms. Erin Purnell

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Kandal M Venture Ltd Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted August 5, 2024 CIK No. 0002024656

Dear Mr. Fullem / Ms. Purnell:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated August 19, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted August 5, 2024

General

1.	We note that you have experienced supply chain disruptions due to congestion and delays across global shipping networks. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Response: We respectfully advise the Staff that we have revised the disclosure on page 25 to reflect the above.

Compensation of Directors and Executive Officers, page 109

2.	We note your response to comment 10. Please provide the disclosure required by Item 4(a) of Form F-1 and Item 6.B.1 of Form 20-F with respect to your executive officers.

Response: We respectfully advise the Staff that we have revised the disclosure on page 109 to reflect the above.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com